UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

February 26, 2014	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of the Shareholders

A special meeting of the shareholders of Xyratex Ltd (the “Company”), was held on February 26, 2014 (the “Special Meeting”) to consider the following proposals:

•                  Proposal No. 1:  to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2013, by and among (i) Seagate Technology International (“Seagate”), an indirect subsidiary of Seagate Technology plc, (ii) Phoenix Acquisition Limited (the “Purchaser”), a wholly owned subsidiary of Seagate, and (iii) the Company and the related statutorily required Bermuda merger agreement, by and among the Company, Seagate and the Purchaser, dated as of January 13, 2014 (the “Bermuda Merger Agreement”), and to approve the merger of the Purchaser with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Seagate (the “Merger”); and

•                  Proposal No. 2:  to adjourn the Special Meeting, if necessary or appropriate, including to solicit additional votes in favor of the proposal to approve and adopt the Merger Agreement and the Bermuda Merger Agreement and approve the Merger, if there are insufficient votes to approve that proposal at the time of the Special Meeting.

A quorum of the Company’s shareholders owning a total of 20,074,561 shares of the Company’s common shares were present throughout the Special Meeting, by proxy or in person, representing approximately 73% of the Company’s common shares issued and outstanding as of January 9, 2014, the record date for the Special Meeting.

At the Special Meeting, at which a quorum was present, the holders of the Company’s common shares approved and adopted the Merger Agreement and the Bermuda Merger Agreement and approved the Merger, with greater than 98% of the votes cast at the Special Meeting voting in favor of the proposal to approve and adopt the Merger Agreement and the Bermuda Merger Agreement and approve the Merger.

As there were sufficient votes to approve and adopt the Merger Agreement and the Bermuda Merger Agreement and approve the Merger at the time of the Special Meeting, adjournment of the Special Meeting in accordance with Proposal No. 2 was deemed unnecessary.

The final voting results are described below.

Proposal 1: Approval and Adoption of the Merger Agreement and the Bermuda Merger Agreement and Approval of the Merger

	For	Against	Abstain
Common Shares	19,432,510	263,679	378,372

Regulatory Approvals

The Merger is subject to certain customary closing conditions, including the expiration or early termination of the 30-day waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), unless the Company and Seagate receive a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”). The current 30-day waiting period is due to expire at 11:59 p.m., New York City time, on March 24, 2014.  If, within the 30-day waiting period, the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Merger (a “Second Request”), the waiting period will be extended for an additional period of 30 calendar days following the date of the Company’s and Seagate’s substantial compliance with the Second Request. Complying with a request for additional information or documentary material may take a significant amount of time.

The Company believes that the Merger can be effected in compliance with federal and state antitrust laws.  However, at any time before or after Seagate’s acquisition of common shares pursuant to the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of common shares pursuant to the Merger or seeking the divestiture of common shares acquired by Seagate or the divestiture of substantial assets of the Company or its subsidiaries or Seagate or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Safe Harbor Statement

This report contains forward-looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: 26th February, 2014	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer